EX-FILING FEES
Calculation of Filing Fee Table

Schedule TO
(Form Type)

Priority Income Fund, Inc.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be paid(1)	$5,107,904.55	$0.00013810	$705.40
Fees Previously Paid	N/A		—
Total Transaction Valuation	$5,107,904.55
Total Fees Due for Filing			$705.40
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$705.40

(1) On September 18, 2026, the Registrant offered to purchase up to 1,621,557 shares of its common stock at a price equal to the net asset value per share as of October 31, 2026. For purposes of estimating the transaction valuation, we utilized the net asset value per share of $3.15 as of July 31, 2026.
(2) Calculated as 100% of the Transaction Valuation.